[PARADIGM LOGO]

FOR IMMEDIATE RELEASE

                   PARADIGM GEOPHYSICAL REPORTS FOURTH QUARTER
                              AND YEAR-END RESULTS

                 COMPANY REPORTS SUSTAINED TURNAROUND FROM 1999


NEW YORK, JANUARY 23, 2001: Paradigm Geophysical (NASDAQ:PGEO) today announced its fourth quarter and year-end results for the period ending December 31, 2000.

HIGHLIGHTS

     - EPS FOR THE QUARTER were $0.08, a 300 percent increase compared to $0.02 for the fourth quarter of 1999, and an increase of 60 percent over the $0.05 reported for the third quarter of 2000. Before amortization of goodwill EPS were $0.09, a 50 percent increase over the third quarter 2000.

     - EPS FOR THE YEAR were $0.17, and $0.21 before amortization of goodwill, compared to losses of $0.31 and $0.27, respectively, for 1999.

     - TOTAL REVENUES FOR THE QUARTER reached $20.9 million, an increase of 27 percent over the same period last year, and an increase of 46 percent over the third quarter of this year.

     - TOTAL REVENUES FOR THE YEAR 2000 were $63.3 million, up 16 percent over 1999.

     - EBITDA was $3.9 million for the fourth quarter, up 77 percent over the third quarter, and $11.5 million for the year, and increase of 219 percent over 1999.


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     -    CASH FLOW PER SHARE for the fourth quarter of this year was $0.23, a
          44 percent increase over the same period last year. Cash flow for the year was $0.78, a 196 percent increase over 1999.


SUMMARY KEY RESULTS AND COMPARATORS

QUARTERLY BASIS

                                     ----------------------------------------------------------------
                                              Fourth Quarter
                                     ----------------------------------
                                        2000         1999     % Change           Q3 '00    % Change
                                                             Q4'00 over                   Q4 over Q3
                                                                Q4'99
                                     ----------------------------------------------------------------
        (US$ per share)
EPS                                     $0.08        $0.02      300%              $0.05       60%
EPS before Goodwill                     $0.09        $0.03      200%              $0.06       50%
CFPS                                    $0.23        $0.16       44%              $0.19       21%
-----------------------------------------------------------------------------------------------------
         (US$ million)
Revenue                                 $20.9        $16.4       27%              $14.3       46%
Operating Income/(Loss)                  $1.7         $0.4      325%              $ 0.8      113%
Net Income/(Loss)                        $1.2         $0.3      300%              $ 0.6      100%
                                     ----------------------------------------------------------------

FISCAL YEAR BASIS

                                               --------------------------------------------
                                                               Fiscal Year
                                               --------------------------------------------
                                                      2000        1999       % Change
                                                                          2000 over 1999
                                               --------------------------------------------
                      (US$ per share)
              EPS                                     $0.17     ($0.31)
              EPS before Goodwill                     $0.21     ($0.27)
              CFPS                                    $0.77       $0.26        196%
              -----------------------------------------------------------------------------
                       (US$ million)
              Revenue                                 $63.3       $54.5        16%
              Operating Income/(Loss)                  $3.3      ($3.3)
              Net Income/(Loss)                        $2.4      ($3.8)
                                               --------------------------------------------


MANAGEMENT COMMENTS

Eldad Weiss, Chairman and CEO stated, "This is our eighth consecutive quarter of revenue growth on a quarter-over-same-quarter basis, and the fifth consecutive quarter of positive earnings. These results demonstrate the Company's sustained recovery, which has been parallel


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to the recovery of the market for technical information solutions for oil and gas exploration and production."

"We believe that our performance this quarter, and the steady progress we have achieved over the entire year, demonstrate that the company's products and services have established broad and growing acceptance in the industry worldwide. We benefited from the industry turnaround because our full solution offering and global infrastructure was in place. We will continue to capitalize on the industry's turnaround in 2001 without a significant increase in our fixed overhead component."

"Management has reviewed the outlook for 2001 and believes that the company's continued commitment to delivering a full solution of software and services meets the changing market requirements. Further, we believe that demand for out-sourced data analysis and interpretation services will continue to grow. Our advanced solutions, both for seismic data processing, and also for integrated reservoir studies to improve production recovery, respond well to this demand. We plan to expand our reservoir studies services to meet the emerging demand for these out-sourced services."

DETAILED RESULTS

QUARTERLY BASIS

                                    -----------------------------------------------------------------
                                              Fourth Quarter
                                    -----------------------------------
                                                              % Change
                                                             Q4'00 over                     % Change
                                         2000         1999      Q4'99            Q3'00     Q4 over Q3
                                    -----------------------------------------------------------------
          (US$ million)
Product Revenues                         $16.4        $13.5      21%               $9.9       66%
Services Revenues                         $4.5         $2.9      55%               $4.4        2%
Operating Expenses                       $19.2        $16.0      20%              $13.5       42%
Cash Flow                                 $3.4         $2.1      62%               $2.6       31%
EBITDA                                    $3.9         $2.2      77%               $2.7       44%
                                    ------------------------------------------------------------------


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FISCAL YEAR BASIS

                                                    -------------------------------------
                                                                 Fiscal Year
                                                    -------------------------------------
                                                                             % Change
                                                      2000         1999   year over year
                                                    -------------------------------------
                       (US$ million)
              Product Revenues                        $46.4        $43.0        8%
              Services Revenues                       $16.9        $11.5       47%
              Operating Expenses                      $60.0        $57.8        4%
              Cash Flow                               $10.5         $3.2       228%
              EBITDA                                  $11.5         $3.6       219%
                                                    -------------------------------------

PRODUCTS: On the product side we closed a number of significant agreements for enterprise-wide delivery of Paradigm solutions, with leading oil and gas companies in the US and Europe. These deals demonstrate the acceptance of Paradigm's high-end solutions by industry leaders. Overall, for the year 2000 software, and maintenance and support revenues increased by 22 percent over 1999 (the Flagship acquisition accounted for 9 percentage points of this increase).

SERVICES: The quarter was characterized by steady revenues from services. Further, we experienced a continuing growth in demand for advanced seismic data analysis services, with the addition of demand for integrated reservoir studies. We expect that in 2001 there will be significant growth in our delivery of such reservoir studies - a new service offering for Paradigm. On an annual basis we are very pleased to report that total service revenues grew by 50 percent.

OPERATING EXPENSES: Expenses have been held essentially steady throughout the year, with only 4 percent growth over 1999. This includes a 42% increase in operating expenses in the fourth quarter over the prior quarter, reflecting the incorporation of the Flagship operations in this reporting quarter.

BALANCE SHEET: The Company's balance sheet became stronger over the fourth quarter. At December 31, 2000, cash was at $8.6 million compared to $3.2 million at the end of the third quarter ended September 30, 2000, and $5.4 million at the close of 1999. The Company also reported net receivables of $26.8 million in the fourth quarter, a 3 percent reduction from the $27.6 million reported in the third quarter.


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Total long-term debt (including current maturities) was $4.3 million, 9% percent of shareholders' equity.


ABOUT PARADIGM

Paradigm Geophysical provides information solutions to the leaders of the oil and gas industry worldwide. The company delivers technical software solutions and product-driven services to companies involved in the exploration & production of oil and gas and to oilfield service companies. The company has about 500 professionals focused on the needs of the oil and gas industry, with a global network of sales, user support and services, through 20 offices in 16 countries, serving all major oil- and gas-producing provinces in the world.

"Paradigm Geophysical(R)" is a registered trademark of Paradigm Geophysical Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Safe Harbor statement: Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "`believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) future capital expenditures by oil and gas companies (2) fluctuations and absolute levels of international oil prices, (3) the need for increased Company investment to support product and new services introductions,
(4) the company's ability to raise needed additional capital, (5) rapid technological changes that could make the company's products less desirable or obsolete, (6) market acceptance of the Company's products and services, (6) changes in product sales mix (7) product transitions by the Company and its competitors, (8) the impact of competitive products and pricing, (9) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 26, 2000, its 1999 Annual Report and its regular Quarterly Reports. The company makes no commitment to revise or update any forward-looking


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statements in order to reflect events or circumstances after the date any such statement is made.

For more information please contact:

PARADIGM GEOPHYSICAL LTD.
Brian Berman
Chief Financial Officer
Phone: +972-9-970-9339
Fax: +972-9-970-9319
Email:  brian@paradigmgeo.com

THE RUTH GROUP
Denise Roche
Phone: +1-646-546-7008
Fax: +1-646-536-7100
Email: droche@theruthgroup.com

CUBITT CONSULTING
Noga Villalon
Phone: +44-20-7367-5100
Fax: +44-20-7367-5150
Email: noga.villalon@cubitt.com

MORGEN WALKE ISRAEL
Maya Huli-Lustig
Phone: +972-3-561-1877
Fax: +972-3-561-1875
Email: maya_h@koteret-pr.co.il


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PARADIGM GEOPHYSICAL LIMITED

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                       DECEMBER 31,
                                                                             --------------------------------
                                                                              1999                    2000
                                                                             -------                  -------
      ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                    $ 5,457                  $ 8,647
Trade receivables (net of allowance for doubtful accounts -
    $ 1,666 in 1999 and  $ 2,950 in 2000)                                     21,612                   22,707
Accrued income                                                                 9,012                    4,077
Other receivables and prepaid expenses                                         2,443                    4,110
                                                                             -------                  -------

Total current assets                                                          38,524                   39,541
                                                                             -------                  -------

LONG-TERM TRADE RECEIVABLES                                                       54                      221
                                                                             -------                  -------

SEVERANCE PAY FUNDS                                                              861                    1,076
                                                                             -------                  -------

FIXED ASSETS, Net                                                             12,007                   13,318
                                                                             -------                  -------

OTHER ASSETS:
Acquired developed technology (net of accumulated
    amortization of $ 1,490 in 1999 and 3,724 in 2000)                         9,805                   11,369

Other assets, net                                                              4,914                   14,236
                                                                             -------                  -------

                                                                              14,719                   25,605
                                                                             -------                  -------

                                                                             $66,165                  $79,761
                                                                             =======                  =======


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PARADIGM GEOPHYSICAL LIMITED

CONSOLIDATED BALANCE SHEET
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                        DECEMBER 31,
                                                                            -----------------------------------
                                                                               1999                      2000
                                                                            --------                   --------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt                                                        $  2,000                   $  4,528
Current maturities of long-term bank loans                                     2,639                      3,112
Current maturities of capital lease obligations                                  434                        546
Trade payables                                                                 2,774                      6,045
Other payables and accrued expenses                                            8,792                      9,931
Deferred revenues                                                              6,539                      4,519
                                                                            --------                   --------

Total current liabilities                                                     23,178                     28,681
                                                                            --------                   --------

LONG TERM LIABILITIES:
Long-term bank loans                                                           3,923                      1,277
Capital lease obligations                                                        742                        206
Other lease obligations                                                          759                        517
Accrued severance pay                                                          1,650                      2,338
Deferred tax liability                                                           445                        273
                                                                            --------                   --------

Total long-term liabilities                                                    7,519                      4,611
                                                                            --------                   --------

SHAREHOLDERS' EQUITY:
Ordinary shares:
    Authorized - 20,000,000 shares of NIS 0.5 par value at
      December 31, 1999 and at December 31, 2000
    Issued and outstanding - 13,026,336 shares at
      December 31, 1999 and 14,691,904 shares at
      December 31, 2000                                                        2,064                      2,273
Additional paid-in capital                                                    51,903                     60,954
Accumulated other comprehensive loss                                          (1,166)                    (1,784)
Accumulated deficit                                                          (17,333)                   (14,974)
                                                                            --------                   --------

Total shareholders' equity                                                    35,468                     46,469
                                                                            --------                   --------

                                                                            $ 66,165                   $ 79,761
                                                                            ========                   ========


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PARADIGM GEOPHYSICAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                            YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------
                                                         1998                       1999                      2000
                                                       --------                   --------                   --------
Revenues:
  Products                                             $ 38,074                   $ 43,023                   $ 46,390
  Services                                                7,288                     11,483                     16,908
                                                       --------                   --------                   --------

Total revenues                                           45,362                     54,506                     63,298
                                                       --------                   --------                   --------

Operating expenses:
  Cost of products                                        8,559                     12,418                     10,748
  Cost of services                                        3,107                      5,804                      6,352
  Research and development                                7,660                      9,306                     11,215
  Selling, general and administrative                    15,822                     20,638                     23,518
  Depreciation                                            2,298                      3,865                      4,746
  Amortization                                            2,347                      3,064                      3,428
  Non recurring expenses                                     --                      2,705                         --
                                                       --------                   --------                   --------

Total operating expenses                                 39,793                     57,800                     60,007
                                                       --------                   --------                   --------

Operating income (loss)                                   5,569                     (3,294)                     3,291
Financial expenses, net                                    (661)                      (484)                      (552)
                                                       --------                   --------                   --------

Income (loss) before income taxes                         4,908                     (3,778)                     2,739
Income taxes                                                356                         --                       (380)
                                                       --------                   --------                   --------

Net income (loss)                                      $  4,552                   $ (3,778)                  $  2,359
                                                       ========                   ========                   ========

Basic income (loss) per share                          $   0.66                   $  (0.31)                  $   0.17
                                                       ========                   ========                   ========

Number of shares used in computing
  basic income (loss) per share                           6,850                     12,205                     13,504
                                                       ========                   ========                   ========

Diluted income (loss) per share                        $   0.49                   $  (0.31)                  $   0.17
                                                       ========                   ========                   ========

Number of shares used in computing
  diluted income (loss) per share                         9,306                     12,205                     13,789
                                                       ========                   ========                   ========


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PARADIGM GEOPHYSICAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                THREE MONTHS ENDED
                                                                   DECEMBER, 31
                                                       -----------------------------------
                                                         1999                       2000
                                                       --------                   --------
Revenues:
  Products                                             $ 13,496                   $ 16,413
  Services                                                2,947                      4,483
                                                       --------                   --------

Total revenues                                           16,443                     20,896
                                                       --------                   --------

Operating expenses:
  Cost of products                                        3,090                      3,719
  Cost of services                                        1,538                      1,982
  Research and development                                2,405                      3,433
  Selling, general and administrative                     7,162                      7,881
  Depreciation                                            1,037                      1,259
  Amortization                                              785                        944
                                                       --------                   --------

Total operating expenses                                 16,017                     19,218
                                                       --------                   --------

Operating income                                            426                      1,678
Financial expenses, net                                    (151)                      (200)
                                                       --------                   --------

Income before income taxes                                  275                      1,478
Income taxes                                                 --                       (275)
                                                       --------                   --------

Net income                                             $    275                   $  1,203
                                                       ========                   ========

Basic income per share                                 $   0.02                   $   0.08
                                                       ========                   ========

Number of shares used in computing
  basic income per share                                 13,026                     14,642
                                                       ========                   ========

Diluted income  per share                              $   0.02                   $   0.08
                                                       ========                   ========

Number of shares used in computing
  diluted income per share                               13,026                     14,793
                                                       ========                   ========